SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on May 17, 2019

1.     Date, Time and Place: On May 14, 2019, at 10 a.m., in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900, and by telephone.

2.     Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting; therefore, the instatement and approval of the quorum were verified.

3.     Presiding Board. Chairman: Mr. Leo Julian Simpson. Secretary: Sr. Marcelo Janson Angelini.

4.     Agenda: Election of the Chief Operating Officer (COO).

5.      Resolution: was elected by unanimous vote of the members, for a three (3) year term as of this date or until the respective deputy take office: (i) as Chief Operating Officer (COO), Mr. Saulo de Aquino Nunes Filho, Brazilian citizen, married, civil engineer, bearer of the identity card (RG) No.02.010.551-71 issued by SSP/BA, enrolled with the individual taxpayer’s register (CPF/MF) No. 374.540.305-30; and (ii) as Executive Officer, responsible for Management, Mr. Eduardo Larangeira Jácome, Brazilian, married, business administrator, bearer of the identity card (RG) No. 13.211-3 issued by CRA-RJ and enrolled with the individual taxpayer’s register (CPF/MF) No. 362.763.247-87, both with commercial address at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, ZIP code: 04543-900.

6.   Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board member. Signatures (aa) Leo Julian Simpson, Chairman, Marcelo Janson Angelini, Secretary. Board Members: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella and Thomas Cornelius Azevedo Reichenheim.

Leo Julian Simpson Chairman	Marcelo Janson Angelini Secretary

Parte integrante da RCA da Gafisa S.A. de 17/5/2019 das 17h.

Members of the Board of Directors:

Antonio Carlos Romanoski	Eduardo Larangeira Jácome

Leo Julian Simpson	Nelson Sequeiros Rodriguez Tanure

Roberto Luz Portella	Thomas Cornelius Azevedo Reichenheim

Parte integrante da RCA da Gafisa S.A. de 17/5/2019 das 17h.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer